                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                            Northwest Airlines Corp.
- -----------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    667280101
                                 ---------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                PAGE 1 OF 5 PAGES

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Capital Growth Management Limited Partnership
      I.R.S. No. 04-3076053

2.    Check the Appropriate Box if a Member of a Group*
                         (a) [  ]
                         (b) [  ]

3.    SEC USE ONLY

4.    Citizenship or Place of Organization:  Massachusetts

5.    Sole Voting Power
          3,108,700
6.    Shared Voting Power
            none
7.    Sole Dispositive Power
            none
8.    Shared Dispositive Power
          3,491,300
9.    Aggregate Amount Beneficially Owned by Each Reporting Person
          3,491,300
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares*
            N/A
11.   Percent of Class Represented by Amount in Row 9
            3.78%
12.   Type or Reporting Person
            IA

Capital Growth Management Limited Partnership ("CGM") disclaims any beneficial interest in the shares reported in this Schedule 13G. Moreover, CGM is of the view that the client accounts it manages are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and it and such clients are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" under Rule 13d-3 promulgated under the 1934 Act. Therefore, CGM is of the view the shares held in such accounts should not be aggregated for purposes of Section 13(d). However, CGM is making this filing on a voluntary basis as if all of the shares are beneficially owned by CGM on a joint basis.

                             CONTINUED ON NEXT PAGE
                      *SEE INSTRUCTION BEFORE FILLING OUT!
                                PAGE 2 OF 5 PAGES

Item 1.     (a)   Name of Issuer: Northwest Airlines, Inc.

            (b)   Address of Issuer's Principal Executive Offices
                  5101 Northwest Dr., St. Paul, MN 55111-3034

Item 2.     (a)   Name of Person Filing
                  Capital Growth Management Limited Partnership

            (b)   Address of Principal Business Office or, if none,
                    Residence
                  One International Place, Boston, MA 02110

            (c)   Citizenship:  Massachusetts

            (d)   Title of Class of Securities: Common Stock

            (e)   CUSIP Number: 667280101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)[ ] Broker or Dealer registered under Section 15 of
                     the Act
            (b)[ ] Bank as defined in section 3(a)(6) of the Act
            (c)[ ] Insurance Company as defined in section 3(a)(19)
                     of the act
            (d)[ ] Investment Company registered under section 8 of
                     the Investment Company Act
            (e)[x] Investment Adviser registered under section 203 of Investment Advisers Act of 1940
            (f)[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sec.
                     240.13d-1(b)(1)(ii)(F)
            (g)[ ] Parent Holding Company, in accordance with Sec.
                     240.13d-1(b)(ii)(G) (Note: See Item 7)
            (h)[ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)


                                PAGE 3 OF 5 PAGES

Item 4.  Ownership
      If the percent of class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a)   Amount Beneficially Owned
               3,491,300
      (b)   Percent of Class
                      3.78%
      (c)   Number of shares as to which such person has:
            (i)   sole power to vote or to direct the vote
                  3,108,700
            (ii)  shared power to vote or to direct the vote
                  None
            (iii) sole power to dispose or to direct the disposition of None
            (iv) shared power to dispose or to direct the disposition of
            3,491,300

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan,pension fund or endowment fund is not required.
            Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company. If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.
            Not Applicable.
                                PAGE 4 OF 5 PAGES

Item 8.     Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) attach an exhibit stating the identity of each member of the group.

            Not Applicable.

Item 9.     Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

            Not Applicable.

Item 10.    Certification

The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Signature
DATE:  July 10, 1996

                                   Robert L. Kemp, President
                                   Name and Title
                                   Kenbob, Inc., General Partner

                                PAGE 5 OF 5 PAGES